Sub-Item 77I

Terms of new or amended securities

DREYFUS INTERNATIONAL FUNDS, INC.

Dreyfus Emerging Markets Fund

During the six-month period ended November 30, 2014, the Board of Directors of Dreyfus International Funds, Inc., on behalf of Dreyfus Emerging Markets Fund (the "Fund"), approved amendments to the plan adopted by the Fund pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended.  The amendments, effective October 1, 2014, provide that shares of Class A, Class C, Class I or Class Y of the Fund may be converted into shares of another class of the Fund, provided the shareholder requesting the conversion meets the eligibility requirements for the purchase of the new class of shares of the Fund.  Shares subject to a contingent deferred sales charge or a redemption fee at the time of the requested conversion are not eligible for conversion.